
NOVELLA
ONE
Long Story Short
v1.017
Starting...

NOVELLA AI

The Future of Video Editing

novella-ai.com Burbank, CA

Technology | Female Founder | SaaS | B2C | Film

Highlights

1. Cutting edge video editing app by Hollywood & Tech pros with 30+ yrs experience.

2. Guided by Michael Phillips, AVID Media Composer co-inventor and Oscar of tech laureate.

3. Elite team that's worked with Apple, Adobe & Google developing our advanced & intuitive editing app.

4. Pre-launch, bootstrapped initiative by a top-tier team with a clean cap table.

5. Surveyed Industry Pros & UCG editors have extremely high interest in what we are doing.

Featured Investor

Shane Hudnell

Invested $7,500

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"I have worked in post production for 20 years and have watched as the entertainment industry has changed with the times and technology. It is currently in the middle of a seismic shift in the way media is produced and consumed. With the experience and vision laid out by the founders along with the team of collaborators and advisors they have put together, I fully believe Novella will be at the forefront of tomorrow's media creation. Long story short."

Our Team



Michael Morello Founder

8+ years Hollywood level assistant editor for FOX, Pilgrim Media, Lighthearted Ent, ITV & More. 10 years operations management for Webster Hall Entertainment, Avant Gardner & More



Averee Chang Founder

10+ years experience in product development / software product development. Previous experience in engineering at NuVasive & Illumina; product development & commercialization efforts for Alphabet, Apple, Align Technology, and GE Health

Join a Video Editing Revolution!


what is novella one?

Novella One is our very first product, a cutting-edge video editing platform that harnesses the latest in AI and machine learning. This sophisticated tool is meticulously designed to streamline the editing process, transforming laborious tasks into effortless creative endeavors. Its primary aim is to empower video creators, enabling them to dedicate more time to the art of storytelling and less on technical intricacies. Novella One is setting a new standard for efficiency, creativity, and ease of use in video editing.


Podcast Project_v1
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Export
Project
Source
Audio
Effects
Text
Import
Soccer Movie
Name
Duration
Media Start
Media End
Frame Rate
01_NV1_Episodes
NV1_CS_EP1001_231122
1_Camera Originals
2_Production Sound
3_Proxys
4_Other Media
Soccer Movie 1.mov 00:02:05:23 09:03:04:21 09:05:04:21 29.976p fps
Soccer Movie 2.mov 00:23:05:23 01:12:05:09 04:16:05:09 23.976p fps
Soccer Movie 3.mov 01:00:05:23 00:00:00:00 01:00:05:23 60p fps
Auto Sync
Auto Group
Camera Flip
V4
V3
V2
V1
A1
A2
A3
A4


Media Manager
Edit
Color Correction
Audio Mix
Edit Review

what is our mission?

An editing app made by editors, for everyone!!!

Our mission is to redefine video editing by making it an intuitive and efficient process with the aid of AI and Machine Learning. We focus on easing the complexities of video editing, enabling individuals and teams to unleash their creativity and convey powerful narratives.


life sucks!!
i'm burnt 🍗
Video Editing was the Second Most Stressful Job in the US in 2022.
i hate editing...
i wish someone would enter my brain to edit for me...
i can't 🥴

This platform is more than just a tool; it's a catalyst for innovation in storytelling, empowering users to seamlessly transform their visions into impactful digital stories. We are committed to advancing the art of storytelling, making it accessible and enriching for all.


product overview.


user requested automation.
Automate repetitive and time consuming tasks, speeding up workflow
seamless collaboration.
Work with cloud-based tools for efficient teamwork and communication.
money savings.
Significantly cut down operational costs and transform the efficiency of post-production processes for enhanced profitability.

Novella offers features like user requested automation, streamlined media management, cloud collaboration, aimed at streamlining video editing processes and enhancing productivity and collaboration.


market opportunity.

In today's digital age, the importance of video as a key medium for communication, education, and marketing is increasingly recognized, driven by its superior ability to engage, educate, and emotionally connect with audiences. This is evidenced by the growing preference for video content to learn about new products or services, particularly on platforms like YouTube.

This is the reason that the video editing market is experiencing significant growth, fueled by the rising demand for high-quality video content across various sectors and the burgeoning influence of digital platforms, especially social media. This synergy between the escalating demand for compelling video content and the advancement of video editing tools underscores the evolving landscape of digital communication and marketing strategies.


$19.5 billions
$4 billions
$2 billions
total addressable market.
The UGC market was valued at $19.5 billion in 2022, and is poised for remarkable growth, projected to reach approximately $181.4 billion by 2032. This surge is fueled by the increasing significance of video content in digital marketing and the rise in mobile device usage.
serviceable available market.
The global audio-video editing software market, estimated at $4 billion in 2023, is the market where Novella's MVP begins to expand its journey. It's projected to reach $8 billion by 2033, highlighting the immense opportunity for Novella's disruption in this industry.
serviceable obtainable market.
Valued at $1.97 billion in 2021, the global video editing software market offers a prime starting point for Novella's MVP. With a projected CAGR of 5.9%, it's a lucrative space that Novella.AI aims to revolutionize.


future goals & projects.

Novella AI's future plans include an initial launch on a desktop platform

featuring integrated cloud collaboration, allowing users to work together seamlessly from different locations. Following this, we aim to expand our offerings to mobile platforms, broadening accessibility and convenience for users on-the-go. The final phase targets the development of an enterprise-grade product tailored for Hollywood professionals, offering advanced features and robust capabilities to meet the demands of high-end video production. This strategic roadmap positions Novella to cater to a wide range of users, from individual creators to industry giants.

investment impact.

By investing in Novella, you're not just funding a project; you're joining a transformative movement in the world of video editing. This is your chance to be part of a revolution that reshapes how stories are told, making it easier and more intuitive for creators everywhere. Your involvement directly supports a visionary leap in narrative art, simplifying the complex, often overwhelming process of video editing and bringing stories to life with ease and elegance.


NOVELLA
ONE
Long Story Short
v1.017
Starting...




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